AllianzGI Convertible & Income Fund II Annual Shareholder Meeting Results
February 28, 2014

The Fund held its annual meeting of shareholders on July 17, 2013. Common / Preferred shareholders voted as indicated below:

Convertible & Income II:	Affirmative	Withheld Authority
Re-election of William B. Ogden, IV—Class I to serve until the annual meeting for the 2016-2017 fiscal year	57,482,616	2,383,842
Re-election of Alan Rappaport*—Class I to serve until the annual meeting for the 2016-2017 fiscal year	1,209	1,492

The other members of the Board at the time of the meeting, namely Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, James A. Jacobson*, HansW. Kertess and John C.Maney† continue to serve as Trustees.

* Preferred Shares Trustee
† Interested Trustee